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SE(18005218

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING Received MAR 01 2018 WASH, D.C.

SEC FILE NUMBER
8-32152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustCore Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5314 Maryland Way, Suite 300
(No. and Street)

Brentwood	TN	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, PC
(Name – *if individual, state last, first, middle name*)

1201 Demonbreun St Ste 1220	Nashville	TN	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary H. Dean, Jr. __________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustCore Investments, LLC __________, as of December 31 __________, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Gary H. Dean, Jr. (signature)

Signature

Secretary

Title

Beverly L. Barnes (signature)

Notary Public Exp. 11/16/2020

BEVERLY L BARNES STATE OF TENNESSEE NOTARY PUBLIC WILLIAMSON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Sepearte report filed with SIPC)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm's Review of Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC.)
Brentwood, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TrustCore Investments, LLC (a wholly-owned subsidiary of TrustCore, LLC) as of December 31, 2017, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of TrustCore Investments, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TrustCore Investments, LLC's management. Our responsibility is to express an opinion on TrustCore Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TrustCore Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1201 DEMONBREUN STREET • SUITE 1220 • NASHVILLE, TENNESSEE 37203-3140 • (615) 252-6100 • Fax • (615) 252-6105
www.maggartpc.com

Supplemental Information

The information contained in Schedules 1 through 4 (Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule 2 - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission; Schedule 3 - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission; Schedule 4 - Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c-3-3) has been subjected to audit procedures performed in conjunction with the audit of TrustCore Investments, LLC's financial statements. The supplemental information is the responsibility of TrustCore Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules 1 through 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as TrustCore Investments, LLC's auditor since December 31, 1999.

Maggart & Associates, P.C.

Nashville, Tennessee
February 28, 2018

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	215,492
Deposit with clearing organization		50,000
Receivable from fund companies and clearing organization		42,954
Prepaid expenses		33,028
Income tax receivable		4,354
Total assets	$	345,828
Liabilities and Member's Equity		
Liabilities:		
Payable to registered representatives	$	68,851
Due to parent company		105,843
Total liabilities		174,694
Member's equity:		
Retained earnings		171,134
Total member's equity		171,134
Total liabilities and member's equity	$	345,828

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Income

For the Year Ended December 31, 2017

Revenues:	
Commissions	$ 861,691
Total revenues	861,691
Operating expenses:	
Commission expense	427,353
Clearance fees	115,304
Salaries and benefits	212,084
Insurance	53,247
Net interest expense	3,719
Professional fees	25,840
Communications and data processing	15,490
Taxes and licenses	11,483
Office expense	30,455
Total operating expenses	894,975
Loss before provision for income taxes	(33,284)
Benefit (Provision) for income taxes	4,354
Net loss	$ (28,930)

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Member's Equity
Balance at December 31, 2016	$ 1,000	7,325	191,739	200,064
Conversion to LLC	(1,000)	(7,325)	8,325	-
Net loss	-	-	(28,930)	(28,930)
Balance at December 31, 2017	$ -	-	171,134	171,134

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Changes in Liabilities Subordinated To Claims of General Creditors

For the Year Ended December 31, 2017

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2017

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net loss		$ (28,930)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from fund companies and clearing organization	$ (3,208)	
Decrease in prepaid expenses	34,798	
Increase in payable to registered representatives	18,225	
Change in income tax accrual	(888)	
Total adjustments		48,927
Net cash provided by operating activities		19,997
Cash flows from financing activities:		
Decrease in due to parent company	(64,173)	
Net cash used in financing activities		(64,173)
Net decrease in cash and cash equivalents		(44,176)
Cash and cash equivalents at beginning of year		259,668
Cash and cash equivalents at end of year		$ 215,492

Supplemental Disclosure of Cash Flow Information:

Cash paid in current year for:	
Interest	$ 1,459

The accompanying notes are an integral part of these financial statements.

(1) ***Organization***

TrustCore Investments, LLC (the "Company") is a wholly-owned subsidiary of TrustCore, LLC and is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). **See Note 11 for a discussion of material changes in the business including conversion to LLC on December 30, 2017 and the ending of clearing-broker relationship on February 7, 2018.**

(2) ***Summary of Significant Accounting Policies***

(a) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality. There were no bank deposits in excess of the federally insured limits at December 31, 2017.

(b) ***Revenue Recognition***

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade-date basis.

(c) ***Income Taxes***

The Company files consolidated federal and state income tax returns with its parent company and other subsidiaries. The policy of the Company's parent is to charge or credit the Company with an amount equivalent to federal and state income taxes or benefit on a separate return basis. The consolidated federal and state income tax returns associated with the Company's parent for 2017, 2016, 2015, and 2014 are subject to examination by the federal and state tax authorities generally for three years after they were filed.

(d) ***Uncertain Tax Positions***

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2017, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability, nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year.

(2) ***Summary of Significant Accounting Policies, Continued***

(e) ***Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) ***Advertising Costs***

Advertising costs are expensed as incurred.

(g) ***Fair Value of Financial Instruments***

Accounting Standards Codification No. 820, "Fair Value Measurement", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

(3) ***Net Capital Requirements and Other Restrictions***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2017, the Company had net capital as defined of $122,468 which was $72,468 in excess of its required net capital of $50,000.

The Company maintains an agreement for clearing services with a clearing broker registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as a deposit with clearing organization in the statement of financial condition. In addition, the clearing agreement established a minimum capital requirement of $100,000 to be maintained by the Company. **See Note 11 for a discussion of material changes in the business including the ending of clearing-broker relationship on February 7, 2018.**

(4) ***Due To Parent Company***

The amount of $105,843 at December 31, 2017 represents unsecured non-interest bearing advances made from its 100% member. The account is used for clearing of expense allocation between the Company and its affiliates.

(5) ***Related Party Transactions***

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from its parent company. The allocation is determined through an established expense sharing agreement between the Company and the parent company. Expenses allocated to the Company for the year ended December 31, 2017, were approximately $350,000. Included within the current year allocation associated with salaries and benefits is an amount of $5,627 that represents salaries of the parent company's directors. Current year advertising costs of $1,421, as allocated to the Company, were included in the expense category of office expense.

In addition, the parent company has entered into a line of credit note agreement with a financial institution. Under the terms of the line of credit agreement, the parent company may borrow up to a principal amount of $500,000. The maturity date of the line of credit agreement is June 1, 2018. Interest on the line of credit is due monthly based on the outstanding principal at a variable rate determined by the financial institution. The underlying promissory note associated with the line of credit is unsecured. However, four of the parent company directors serve as guarantors of the obligation. As of December 31, 2017, the outstanding principal balance on the parent company's line of credit was $384,636. The effective interest rate at December 31, 2017 was 3.75%.

Effective January 9, 2014, the parent company entered into a promissory note agreement with a financial institution as a means of financing furniture and equipment additions in connection with the facilities relocation. The principal amount of the loan of $400,000 is to be paid in equal monthly installments of $5,526, including interest at 4.25%, through January, 2021. The loan is collateralized by the furniture and equipment additions made in connection with the proceeds of the loan. In addition, the parent company directors serve as guarantors of this promissory note. The outstanding balance of the loan at December 31, 2017 was $190,888.

The Company shares note payable interest charges through the parent company's allocation of expenses. The Company's share of interest expense on debt obligations was $1,459, of which $686 was associated with the promissory note and $773 was associated with the line of credit agreement, and is reflected in net interest expense.

(5) ***Related Party Transactions, Continued***

Effective January 1, 2014, the parent company along with affiliated companies relocated their operations to a building owned in part by directors of the parent company. Associated with this move, the parent company entered into a ten-year lease agreement with the owner beginning January 1, 2014. After the initial 10-year lease term, the parent company will have three consecutive options to renew the lease for a three-year period associated with each option. Lease payments, under this agreement beginning January, 2014, are paid by the parent and scheduled as follows:

Year Ended December 31,	Amount
2018	650,014
2019	663,014
2020	676,274
2021	689,799
2022	703,595
Thereafter	717,667
	$ 4,100,363

(6) ***Provision for Income Taxes***

The provision for income taxes at December 31, 2017 of ($4,354) represents a current income tax benefit.

The current benefit is derived from the current year taxable loss from operations after adjustment for certain non-deductible expenses multiplied by the anticipated federal effective income tax rates. Included in the provision is a current year recognition of the change in the previous year's deferred tax obligation.

As further described at Note 11, the Company changed its corporate tax structure from a taxable corporation to a pass-through limited liability company effective December 30, 2017.

(6) ***Provision for Income Taxes, Continued***

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax provision is shown as follows:

Expected income tax expense (benefit) at the U.S. statutory tax rate of 34%	$ (11,317)
The effect of:	
Non-deductible expenses	1,448
Graduated U.S. statutory tax rates	5,515
Income tax benefit	$ (4,354)

(7) ***Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives***

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2017, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 42,954	68,851

(8) ***Commission Concentrations***

During 2017, four registered representatives (all of which are directors of parent company and officers or directors of the Company) accounted for approximately 44% of the total commission revenue for the current year of $861,691 and approximately 49% of the total commission expense for the current year of $427,353.

(9) ***Legal***

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a variety of sources including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. There were no matters outstanding as of December 31, 2017, that were known to management.

(10) Exemption of SEC Rule 15c3-3 Reserve Requirement

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(11) Material Change in Business

In December 2017, the Board of Directors of the parent company approved for the parent company and all subsidiaries to execute a conversion from C-corporations to LLCs. The effective date of the conversion of the Company was December 30, 2017. The effective date of the conversion of the parent company was December 31, 2017.

In December 2016, the Board of Directors of the parent company approved a strategic change of direction for the Company. This change involved a strategic de-emphasis of the broker-dealer business in favor of an increased emphasis on TrustCore, LLC's registered investment advisory subsidiary business housed in TrustCore Financial Services, LLC. A primary result of this change was that over the course of 2017, client accounts were converted from having the current clearing broker, National Financial Services, Inc. (NFS), serve as the client custodian to another broker as client custodian, Charles Schwab & Co. Another key outcome is that the Company's clearing agreement with its clearing broker (NFS) expired on February 7, 2018. In February 2018, the company changed its FINRA filing status to that of a limited-use broker dealer. The result of this change is the Company's net capital requirement has declined to $5,000 from $50,000, and the $50,000 deposit held by NFS is in the process of being returned to the company.

(12) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 28, 2018, the date which the financial statements were available to be issued. Except as disclosed at Note 11, there have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.

Schedule 1

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2017

Total member's equity	$ 171,134
Total member's equity qualified for net capital	$ 171,134
Less nonallowable assets and haircuts:	
Receivable from fund companies and clearing organization, outstanding greater than 30 days	11,281
Prepaid expenses	37,382
Haircuts	3
Total non-allowable assets and haircuts	48,666
Net capital	122,468
Net capital required	50,000
Excess net capital	$ 72,468
Aggregate indebtedness as included in the Statement of Financial Condition:	
Payable to registered representatives	$ 68,851
Due to parent company	105,843
Total aggregate indebtedness	$ 174,694
Ratio of aggregate indebtedness to net capital	142.6%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017):	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 134,188
Effect of audit adjustments	(11,720)
Net capital, per December 31, 2017 audit report	$ 122,468(a)

(a) The company's (unaudited) FOCUS Report for the period ended December 31, 2017 was amended on February 27, 2018 to reflect the net capital per the December 31, 2017 audit report of $122,468.

<u>*Schedule 2*</u>

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2017

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

<u>*Schedule 3*</u>

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2017

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2017

A reconciliation of the net capital computed on Schedule 1 with the computation of net capital on the December 31, 2017 FOCUS Report - Part IIA, as originally submitted, is shown below:

Net capital as reported on the Company's FOCUS Report - Part IIA (unaudited) at December 31, 2017	$	134,188
Audit Adjustments:		
Rounding		1
To record increase in commission receivable		29,464
To record increase in prepaid expense		20,162
To record increase in intercompany payable		(6,682)
To record increase in commission payable		(28,721)
To reflect increase in non-allowable assets resulting from audit		(25,944)
		(11,720)
Net capital as computed on Schedule 1	$	122,468

The Company is exempt from the reserve requirements of Rule 15c3-3 under Section K(1)(ii) of the Rule.

MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. van Dohlen, CPA
T. Keith Wilson, CPA, CITP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)
Brentwood, Tennessee

We have reviewed management's statements, included in the accompanying TrustCore Investments, LLC Exemption Report, in which (1) TrustCore Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TrustCore Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), (the "exemption provisions") and (2) TrustCore Investments, LLC stated that TrustCore Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TrustCore Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TrustCore Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maggart & Associates, P.C.

Nashville, Tennessee
February 28, 2018

TrustCore Investments, LLC
SEC #: 8-32152
FINRA #: 15423
February 28, 2018

TrustCore's Exemption Report

TrustCore Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17C.F.R §240.15c3-3 under the following provisions of 17C.F.R §240.15c3-3(K)(2)(ii).

The Company met the identified exemption provisions in 17C.F.R §240.15c3-3(K)(2)(ii) throughout the most recent fiscal year without exception.

TrustCore Investments, LLC

I, Gary H. Dean, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption report is true and correct.

Secretary

February 28, 2018

[redacted]

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Financial Statements and Supplementary Data

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

[redacted]

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

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